July 22, 2022

VIA EDGAR

Division of Corporation Finance

Office of Manufacturing

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Dale Welcome

    Jean Yu

Re:	Celestica Inc. (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2021

Filed March 14, 2022

File No. 001-14832

Dear Mr. Welcome and Ms. Yu:

Reference is made to the comment letter dated July 13, 2022 from the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission addressed to me (the “Staff Letter”) concerning the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021.

In the Staff Letter, you requested that we provide our responses within 10 business days or advise you when we will provide you with our response. As we require additional time to consult with the appropriate individuals in order to fully and adequately respond to the comments, we are unable to respond within 10 business days of receipt of the Staff Letter. As per the voicemail left for Mr. Welcome on July 21, 2022 and Ms. Yu on July 22, 2022, we respectfully request an extension until August 5, 2022 to provide you with our response. Should you have any questions or concerns regarding the request made herein, please contact me at 416-399-7395. Thank you for your courtesy and cooperation in this matter.

Sincerely,

/s/ Mandeep Chawla
Mandeep Chawla
Chief Financial Officer